Via Edgar

August 24, 2017

Melissa Raminpour, Branch Chief

Melissa Gilmore

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Image Chain Group Limited, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed April 18, 2017
File No. 000-55326

Dear Ms. Raminpour, Ms. Gilmore:

This letter is in response to the letter dated August 14, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Image Chain Group Limited, Inc. (the “Company”, “we”, “our”). For ease of reference, we have repeated the Commission’s comments in BOLD in this response and numbered them accordingly.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements

8. Discontinued Operations, page F-17

1. We note your response to our previous comment 1. We further note that in your footnote 8, the figures are unaudited and are presented assuming they will continue as a going concern. Please clarify this reference and tell us what information is unaudited. Please further confirm the amounts recorded in your statement of operations of $611,789 for income from discontinued operations and of $594,144 of gain on disposal of subsidiaries for the year ended December 31, 2016 were audited or amend your 10-K with audited information. The information including amounts within the financial statement footnotes must be audited in order to comply with 8-02 of Regulation S-X.

Response:

The Company has consulted it auditor in regard to this issue, and has agreed to assist the auditor in procuring the requisite records and evidential matter in order for the auditor to apply relevant and applicable auditor procedures in order to opine on the financial information included in the notes to the financial statements as part of the Company’s Form 10-K filed on April 18, 2017. Upon completion of the necessary audit procedures, the auditor has agreed that their audit opinion can be updated to include the results of operations of the discontinued and disposed operations covered in the Form 10-K. The Company expects that this work will take approximately two to three weeks.

The disclosure in the financial statements will be modified as such.

Original verbiage:

As detailed in note 1, the Company disposed of Silver Channel and its subsidiaries on November 15, 2016.

The values presented above are management presentation of the consolidated financial position and results of operations at September 30, 2016. Management believes these values approximate the value of Silver Channel and its subsidiaries at the date of disposal. Those figures are unaudited and they are presented assuming that they will continue as going concerns. No adjustments for fair value, as no appraiser or valuator was hired, or liquidation value have been applied to those amounts.

Revised Verbiage:

As detailed in note 1, the Company disposed of Silver Channel and its subsidiaries on November 15, 2016.

The values presented above are the consolidated financial position and results of operations at September 30, 2016. Management believes these values approximate the value of Silver Channel and its subsidiaries at the date of disposal. Those figures are presented assuming that Silver Channel and its subsidiaries will continue as going concerns. No adjustments for liquidation value have been applied to those amounts.

Should you have any further comments, please David Po, Chief Executive Officer, or Dr. Jonathan Tam, Chief Financial Officer, at +852 3188 2700.

Sincerely,

/s/ David Po
David Po
Chief Executive Officer, President and Chairman